===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________


                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
                  (Name, address and telephone number of person
                        authorized to receive notices and
                  communications on behalf of the person filing
                                   statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP

                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

===============================================================================

THE FOLLOWING ARTICLE, AS PUBLISHED IN THE FINANCIAL TIMES ON JULY 11, 2003, WILL BE MADE AVAILABLE TO PECHINEY EMPLOYEES ON OR ABOUT JULY 11, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.

-------------------------------------------------------------------------------

By Martin Arnold

There is a heavy irony in the way Jean-Pierre Rodier, chief executive of Pechiney, has become the fiercest critic of his Canadian rival Alcan's
(euro)3.4bn ($3.9bn) hostile bid for the French aluminium group.

Mr Rodier was one of the main architects of the failed three-way merger of Alcan, Pechiney and Algroup of Switzerland - christened APA - which was blocked by the European Commission in 2000.

Alcan was allowed to proceed with its merger with Algroup, leaving Pechiney without a clear strategy. Three years later, even Mr Rodier admits there is still an "industrial logic" to completing APA.

"Of course there are synergies between Pechiney and Alcan, I would be the last to say the contrary," he says.

"I would even say there are probably more than Alcan are saying, as they are hiding some to lower the price."

Although (euro)600m of synergies were identified in 2000, Alcan has already squeezed (euro)200m from Algroup and it now only expects to get (euro)250m from Pechiney. "There is (euro)150m missing somewhere," Mr Rodier says.

While it is widely accepted that the two companies fit well, Mr Rodier says Pechiney has made big changes over the past three years, which means it could find a better partner elsewhere.

"The question is not whether this deal has some industrial sense, but to find the right configuration - stand-alone or a partnership - which is suitable for Pechiney," he says. "Maybe what made most sense three years ago is no longer the best solution."

Pechiney made a net loss of (euro)50m last year, compared with a profit of
(euro)314m in 2000, but Mr Rodier says it is in a much stronger position now, thanks to technological and strategic progress over the past three years.

He points to the company's AP50 electrolysis technology being pioneered in its new 480,000 tonne-capacity South African smelter.

He also highlights the progress made in the aerospace, automobile and packaging markets since APA was planned.

"Several bigger competitors want to acquire us because we have some exceptional assets."

Indeed, he says there was no need to seek out alternative bidders, as a number of groups have already expressed interest.

"When Alcan made its bid it opened us up to an auction and it has worked, I can tell you."

The central theme of Mr Rodier's opposition to Alcan's approach is the "ridiculously low price" of its bid, which he claims is akin to a hijacking attempt, despite the 20.5 per cent premium to the previous day's close.

Mr Rodier says the group's share price had been recovering, after suffering its usual reaction to bad macro-economic news - in this case the rise in the euro against the dollar. He says Alcan could see the shares were rising, which was why it was in such a rush to bid this week.

He says the shares suffered a similar reaction after September 11 2001, when they fell as low as (euro)30 before recovering to above (euro)60 only a few months later. He points out that EdF, the state-owned electricity giant, sold its 7.8 per cent stake in Pechiney at about (euro)58 in early 2002. The hostile nature of Alcan's bid is, along with price, another of the big sticking points for Mr Rodier.

"This makes it much less attractive, as the friendly aspect of a merger is important to make sure any theoretical synergies become real synergies."

As bankers are quick to point out, hostile takeovers of French groups by foreign bidders are rare, with only Switzerland's Nestle succeeding with its bid for Perrier in 1992.

Often, hostile bidders are discouraged by a hidden indication from the government that they are not welcome or they are thwarted by open government intervention to find a more preferable 'French' solution.

While the French government has the right to approve any takeover of Pechiney due to its small defence-related activities, Mr Rodier says it is unlikely to intervene. "The government has already said this is a matter between two private groups."

Mr Rodier, who took over at Pechiney in 1994 to prepare it for flotation a year later, denies he is fighting a battle against Alcan.

"It is a battle for Pechiney and the future of the company's staff and assets, not against Alcan specifically."

It is hard to imagine the 56-year-old remaining quite so sanguine after several months of what promises to be France's fiercest takeover battle so far this year.